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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC

SEC FILE NUMBER
8- 34176

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Langdon Shaw Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9951 Crosspoint Blvd., Suite 100

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Indianapolis	IN	46256-3393
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S Shaw   317-842-7272

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs

(Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway	Indianapolis	IN	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

3|19

OATH OR AFFIRMATION

I, __William S Shaw__ _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Langdon Shaw Securities, Inc.__ _____ , as

of __December 31__ _____ , 20 __10__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

THOMAS M DAPRUS
NOTARY PUBLIC STATE OF INDIANA
HAMILTON COUNTY
MY COMMISSION EXP. 3/4/14

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LANGDON SHAW SECURITIES, INC.
Financial Statements
Year Ended December 31, 2010

LANGDON SHAW SECURITIES, INC.

TABLE OF CONTENTS



3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 · 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

SOMERSET
CPAs

Independent Auditors' Report

To the Board of Directors
LANGDON SHAW SECURITIES, INC.
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of LANGDON SHAW SECURITIES, INC., as of December 31, 2010, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of LANGDON SHAW SECURITIES, INC., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Somerset CPAs PC

February 21, 2011

Accounting
Assurance
Business Consulting
Construction & A/E
Dealerships

Dental
Employee Benefits
Entrepreneurial
Health Care
Information Solutions

Litigation & Valuation
Manufacturing & Distribution
Not-for-Profit
Real Estate
Tax
Wealth Management

LANGDON SHAW SECURITIES, INC.
Statement of Financial Condition
December 31, 2010

Assets

Current Assets

Cash and cash equivalents	$	34,835
Cash deposit with clearing organization		25,000
Commissions receivable		239
Total Current Assets		60,074
Total Assets	$	60,074

Liabilities and Shareholder's Equity

Current Liabilities

Accounts payable	$	4,025

Shareholder's Equity

Common stock		56,500
Retained earnings		41,799
		98,299
Less: Treasury stock; 152 shares of common stock		(42,250)
Total Shareholder's Equity		56,049
Total Liabilities and Shareholder's Equity	$	60,074

LANGDON SHAW SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2010

Revenues		
Commissions	$	168,631
Interest income		33
Total Revenues		168,664
Expenses		
Management fee		172,807
Professional services		10,128
Licenses and fees		1,606
Miscellaneous		564
Total Expenses		185,105
Loss before Provision for Income Taxes		(16,441)
Provision for Income Taxes		0
Net Loss	$	(16,441)

LANGDON SHAW SECURITIES, INC.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2010

	Common Stock	Treasury Stock	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2009	$ 56,500	$ (42,250)	$ 58,240	$ 72,490
Net Loss			(16,441)	(16,441)
Balance at December 31, 2010	$ 56,500	$ (42,250)	$ 41,799	$ 56,049

Cash Flows from Operating Activities		
Net loss	$	(16,441)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in commissions receivable		9,288
Increase in accounts payable		3,935
Decrease in income tax payable		(1,720)
Net cash used in operating activities		(4,938)
Net Decrease in Cash and Cash Equivalents		(4,938)
Cash and Cash Equivalents, Beginning of Year		39,773
Cash and Cash Equivalents, End of Year	$	34,835

LANGDON SHAW SECURITIES, INC.
Notes to Financial Statements
December 31, 2010

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

Langdon Shaw Securities, Inc. (the Company), is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), (formerly known as the National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

The Company is in the process of closing its operations and plans to have all closing transactions completed and the Company formally terminated in 2011.

During 2010, substantially all clients of the Company were transferred to a new introducing broker. For the few accounts that had not completed the necessary transfer paperwork by December 31, 2010, the Company contacted the respective carriers and removed themselves as the broker/dealer and transferred these accounts to the carrier's house account. State licensing has lapsed in all states except Indiana. The Company terminated their agreement with their clearing broker, effective January 14, 2011.

Revenue Recognition

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Commissions Receivable

The Company carries its commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. The Company's policy is not to accrue interest on past due receivables.

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In December 2009, the FASB issued an accounting standard update which amends certain requirements for enterprises involved with variable interest entities ("VIE") to improve financial reporting and to provide more relevant and reliable information to users of financial statements. This standard requires a qualitative analysis to determine the primary beneficiary of a VIE. The analysis identifies the primary beneficiary as the enterprise that has both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE. The standard also requires additional disclosures about an enterprise's involvement in a VIE. This standard is effective for the Company beginning January 1, 2010. The adoption of this standard did not have a material effect on the Company's financial statements.

Note B - Income Taxes:

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations, which totaled $0 for December 31, 2010.

The Company's federal and various state income tax returns for 2007 through 2010 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note C - Common Stock:

The Company has one class of common stock that has equal rights, preferences, qualifications, limitations and restrictions.

The following summarizes the Company's shares of common stock at December 31, 2010:

Authorized	1,000
Issued	225
Outstanding	225

LANGDON SHAW SECURITIES, INC.
Notes to Financial Statements
December 31, 2010

Note D - Related Party Transactions:

The Company utilizes office space, equipment and the personnel of a related party and, accordingly, incurred expenses paid to these parties amounted to approximately $173,000 for the year ended December 31, 2010.

Note E - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits.

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note F - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $5,000. At December 31, 2010, the Company's net capital was $56,049 which was $51,049 in excess of its minimum net capital requirement.

The minimum net capital requirement for the Company was reduced from $50,000 to $5,000 on December 20, 2010, when the Company's membership agreement change was granted by FINRA.

Note G - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2010, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note H - Subsequent Events:

The Company has evaluated subsequent events through February 21, 2011, the date on which the financial statements were available to be issued.



3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

SOMERSET CPAs

Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
LANGDON SHAW SECURITIES, INC.
Indianapolis, Indiana

Our report on our audit of the 2010 basic financial statements of LANGDON SHAW SECURITIES, INC., appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Somerset CPAs PC

February 21, 2011

LANGDON SHAW SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2010

Net Capital

Total Shareholder's Equity	$	56,049
Other Deductions		0
Net Capital	$	56,049

Aggregate Indebtedness

Items Included in Statement of Financial Condition		
Accounts payable	$	4,025
Total Aggregate Indebtedness	$	4,025

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$	5,000
Excess Net Capital	$	51,049
Excess Net Capital at 1000%	$	50,049
Ratio: Aggregate Indebtedness to Net Capital		.07 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2010)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	59,849
Effect of audit adjustments on accounts included in the net capital calculation		(3,800)
Net Capital per Above	$	56,049



3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 · 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

**Independent Auditors' Report on Internal Control Required
by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an
Exemption from SEC Rule 15c3-3**

To the Board of Directors
LANGDON SHAW SECURITIES, INC.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of LANGDON SHAW SECURITIES, INC.,(the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Accounting	Dental	Litigation & Valuation
Assurance	Employee Benefits	Manufacturing & Distribution
Business Consulting	Entrepreneurial	Not-for-Profit
Construction & A/E	Health Care	Real Estate
Dealerships	Information Solutions	Tax
		Wealth Management

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somuset CPAs PC

February 21, 2011